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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                SCHEDULE 14D-9/A

                               (Amendment No. 1)

                     SOLICITATION/RECOMMENDATION STATEMENT
      PURSUANT TO SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                                LOISLAW.COM, INC.
                           (Name of Subject Company)

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                               LOISLAW.COM, INC.
                      (Name of Person(s) Filing Statement)

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                    COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                  541431-10-2
                     (CUSIP Number of Class of Securities)

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                                 KYLE D. PARKER
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                               LOISLAW.COM, INC.
                             105 NORTH 28TH STREET
                           VAN BUREN, ARKANSAS 72956
                                 (501) 471-5581
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) Filing Statement)

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                                WITH COPIES TO:

       KENN W. WEBB                        MICHAEL E. DILLARD, P.C.
NOVAKOV DAVIS & MUNCK, P.C.        AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
 900 THREE GALLERIA TOWER                     1700 PACIFIC AVENUE
      13155 NOEL ROAD                             SUITE 4100
    DALLAS, TEXAS 75240                    DALLAS, TEXAS 75201-4675
      (214) 922-9221                            (214) 969-2800

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    This Amendment No. 1 amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 29, 2000 (the "Schedule 14D-9") by Loislaw.com, Inc., a Delaware corporation (the "Company"), relating to the tender offer by LL Acquisition Corp., a Delaware corporation ("Offeror") and an indirect, wholly-owned subsidiary of Wolters Kluwer U.S. Corporation, a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $.001 per share, of the Company at a purchase price of $4.3545 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 29, 2000, and the related Letter of Transmittal (which, together with the Offer to Purchase and all amendments and supplements thereto, constitute the "Offer").

    Capitalized terms used but not defined herein have the meanings given to them in the Schedule 14D-9.

    Item 8. ADDITIONAL INFORMATION.

    Item 8 of the Schedule 14D-9 is hereby amended by adding the following as a new paragraph at the end of Item 8:

    The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offeror's pending acquisition of the Company pursuant to the Offer and the Merger was terminated on December 29, 2000.

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                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2001

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
                                                       LOISLAW.COM, INC.

                                                       By:    /s/ Kyle D. Parker
                                                              --------------------------------------
                                                       Name:  Kyle D. Parker
                                                       Title: CHAIRMAN AND CHIEF EXECUTIVE OFFICER
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